UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549             SEC File Number
                                                                  333-103083

                                  FORM 12B-25                    Cusip Number
                                                                      N/A
                           NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-KSB [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

             For Period Ended: January 31, 2004

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

             FOR THE TRANSITION PERIOD ENDED: _____________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

USED KAR PARTS, INC.
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Full Name of Registrant

         n/a
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Former Name if Applicable

3 West 57th Street, 8th Floor
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Address of Principal Executive Office (Street and Number)

New York, New York 10019
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-KSB, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As a result of a change in management in February 2004, the completion of the audit and additional information could not be completed timely.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Herbert H. Sommer             (516)               228-8181
         -----------------------------------------------------------------------
                  (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X] Yes                             [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                    [X] Yes                             [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company made an acquisition during the fiscal year. Accordingly, result of operations will reflect the operations of the new business.

                              USED KAR PARTS, INC.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 3, 2004                                 By /s/ Christoph Bruening
                                                   -----------------------------
                                                    Christoph Bruening